UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2024
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill’s Opaganib Selected for Evaluation by BARDA and NIH Countermeasures Programs”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845) and on June 29, 2023 (File No. 333-273001) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on July 29, 2021 (File No. 333-258259), August 4, 2023 (File No. 333-273709) and on October 13, 2023 (File No. 333-274957), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: March 5, 2024	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

Press Release

RedHill’s Opaganib Selected for Evaluation by BARDA
and NIH Countermeasures Programs

The U.S. government’s Chemical Medical Countermeasures (Chem MCM) Program and Chemical
Countermeasures Research Program (CCRP), managed respectively by ASPR/BARDA and
NIH/NIAID, in collaboration with Battelle1, have selected opaganib for evaluation as a potential medical countermeasure (MCM) against Sulfur Mustard exposure
--
Opaganib, a novel oral small molecule, is the first sphingosine kinase-2 (SPHK2) inhibitor investigational drug targeting sphingolipid metabolism to be evaluated as a chemical countermeasure
--
Selection for the therapeutic testing/screening program, following opaganib’s previous acceptance into the Radiation and Nuclear Countermeasures Program (RNCP) for Acute Radiation Syndrome
(ARS), provides the potential to see broad activity across both radiation and Sulfur Mustard injuries
--
Opaganib has five-year shelf-life and is easy to administer and distribute for use against potential chemical weapon attack, if approved by the U.S. Food and Drug Administration (FDA)
--
Opaganib is being developed for multiple additional indications, including COVID-19, acute respiratory distress syndrome (ARDS) and oncology

TEL AVIV, ISRAEL & RALEIGH, N.C., March 5, 2024 /PRNewswire/ -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, together with its partner Apogee Biotechnology Corporation, today announced that opaganib2 has been selected by the U.S. government’s Chemical Medical Countermeasures (Chem MCM) Program and Chemical Countermeasures Research Program (CCRP) for evaluation as a potential medical countermeasure (MCM) against inhalation Sulfur Mustard exposure. The overall evaluation will also include assessment of opaganib’s efficacy against sub-chronic fibrosis and acute respiratory distress syndrome (ARDS) resulting from Sulfur Mustard exposure.

The Chem MCM Program is administered by the Biomedical Advanced Research and Development Authority (BARDA), a component of the Administration for Strategic Preparedness and Response (ASPR) within the U.S. Department of Health and Human Services (HHS), and the CCRP is managed by the National Institute of Allergy and Infectious Diseases (NIAID), part of the HHS National Institutes of Health (NIH).

Sulfur Mustard is a powerful alkylating chemical warfare agent. Exposure to Sulfur Mustard causes extensive skin blistering and severe injury to the eyes, lungs, and multiple organs, causing potentially fatal damage. Primarily affecting the lungs, Sulfur Mustard poisoning can result in symptoms such as acute lung injury, acute respiratory distress syndrome, bronchiolitis obliterans, fibrosis, and subsequent associated infections.

“With the alarming increase in global geo-political instability, the opportunity to evaluate opaganib as a potential vital protective agent against chemical attack is inspiring. We, and our development partner, Apogee Biotechnology Corporation, are delighted to partner with the NIH/NIAID, ASPR/BARDA, and Battelle in our efforts to make a significant difference in this area of huge medical and societal need,” said Dror Ben-Asher, RedHill’s Chief Executive Officer. “Opaganib is the first selective sphingosine kinase-2 (SPHK2) inhibitor investigational drug targeting sphingolipid metabolism to be evaluated as a chemical countermeasure. Its selection for the U.S. government’s Chemical Countermeasures Research Program, following opaganib’s previous acceptance into the U.S government’s Radiation and Nuclear Countermeasures Program for Acute Radiation Syndrome (ARS), provides the potential to see broad activity across both radiation and Sulfur Mustard injuries.”

Opaganib, a novel oral, small molecule pill with a five-year shelf-life, is easy to administer and distribute for use against potential chemical weapon attack, if approved by the FDA.

About Opaganib (ABC294640)
Opaganib, a proprietary investigational host-directed and potentially broad-acting drug, is a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with anticancer, anti-inflammatory and antiviral activity, targeting multiple potential diseases, including gastrointestinal acute radiation syndrome (GI-ARS), COVID-19, other viruses as part of pandemic preparedness, and cholangiocarcinoma (bile duct cancer).

Opaganib's host-directed action is thought to work through the inhibition of multiple pathways, the induction of autophagy and apoptosis, and disruption of viral replication, through simultaneous inhibition of three sphingolipid-metabolizing enzymes in human cells (SPHK2, DES1 and GCS).

Opaganib was selected by the U.S. government's Radiation and Nuclear Countermeasures Program (RNCP), led by the National Institute of Allergy and Infectious Diseases, part of the HHS National Institutes of Health, for the nuclear medical countermeasures product development pipeline as a potential treatment for Acute Radiation Syndrome (ARS).

Opaganib has demonstrated antiviral activity against SARS-CoV-2, multiple variants, and several other viruses, such as Influenza A. Opaganib also recently demonstrated a distinct synergistic effect when combined individually with remdesivir (Veklury®, Gilead Sciences Inc., Nasdaq: GILD), significantly improving potency while maintaining cell viability, in a U.S. Army-funded and conducted in vitro Ebola virus study.

Being host-targeted, and based on data accumulated to date, opaganib is expected to maintain effect against emerging viral variants. In prespecified analyses of Phase 2/3 clinical data in hospitalized patients with moderate to severe COVID-19, oral opaganib demonstrated improved viral RNA clearance, faster time to recovery and significant mortality reduction in key patient subpopulations versus placebo on top of standard of care. Opaganib has demonstrated its safety and tolerability profile in more than 470 people in multiple clinical studies and expanded access use. Data from the opaganib global Phase 2/3 study was published in medRxiv.

Opaganib has received Orphan Drug designation from the FDA for the treatment of cholangiocarcinoma and has undergone studies in advanced cholangiocarcinoma (Phase 2a) and prostate cancer. Opaganib also has a Phase 1 chemoradiotherapy study protocol ready for FDA-IND submission.

Opaganib has also shown positive preclinical results in renal fibrosis, and has the potential to target multiple oncology, radioprotection, viral, inflammatory, and gastrointestinal indications.

About Battelle
Every day, the people of Battelle apply science and technology to solving what matters most. At major technology centers and national laboratories around the world, Battelle conducts research and development, designs and manufactures products, and delivers critical services for government and commercial customers. Headquartered in Columbus, Ohio since its founding in 1929, Battelle serves the national security, health and life sciences, and energy and environmental industries. For more information, visit www.battelle.org.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs Talicia®, for the treatment of Helicobacter pylori (H. pylori) infection in adults3, and Aemcolo®, for the treatment of travelers’ diarrhea in adults4. RedHill’s key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed SPHK2 selective inhibitor with potential for pandemic preparedness, targeting multiple indications with a U.S. government collaboration for development for Acute Radiation Syndrome (ARS), a Phase 2/3 program for hospitalized COVID-19, and a Phase 2 program in oncology; (ii) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness is in late-stage development as a treatment for non-hospitalized symptomatic COVID-19, with non-dilutive external funding covering the entirety of the RHB-107 arm of the 300-patient Phase 2 adaptive platform trial, and is also targeting multiple other cancer and inflammatory gastrointestinal diseases; (iii) RHB-102, with potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting, positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-204, a Phase 3-stage program for pulmonary nontuberculous mycobacteria (NTM) disease.

RedHill is open to opportunities to acquire revenue generating assets in various indications, aligned to our strategic direction. Trading in RedHill’s shares, ADSs and Warrants is regulated by the Securities and Exchange Commission (SEC), and the Company is committed to work in compliance with all relevant SEC and FDA regulations and requirements.

More information about the Company is available at www.redhillbio.com / twitter.com/RedHillBio.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements, including, but not limited to, statements regarding the intended use of net proceeds from the offering, may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words and include statements regarding the risk that the Company will not comply with the listing requirements of the Nasdaq Capital Market (“Nasdaq”) to remain listed for trading on Nasdaq, the addition of new revenue generating products, out-licensing of the Company’s development pipeline assets, timing of opaganib’s development for Acute Radiation Syndrome, non-dilutive development funding from RHB-107 and its inclusion in a key platform study. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, market and other conditions, the risk that opaganib’s evaluation for Sulfur Mustard exposure may not be completed or, if completed, may not be successful; the addition of new revenue generating products or out-licensing transactions will not occur; the risk that acceptance onto the RNCP Product Development Pipeline will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company’s proposed development plans for opaganib for any indication, the risk that observations from preclinical studies are not indicative or predictive of results in clinical trials; the risk that the FDA pre-study requirements will not be met and/or that the Phase 3 study of RHB-107 in COVID-19 outpatients will not be approved to commence or if approved, will not be completed or, should that be the case, that we will not be successful in obtaining alternative non-dilutive development funding for RHB-107,  the risk that HB-107’s late-stage development for non-hospitalized COVID-19 will not benefit from the resources redirected from the terminated RHB-204 Phase 3 study, that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia®; (v) the Company's ability to successfully commercialize and promote Talicia® and Aemcolo®; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company's industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 28, 2023. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact:

Adi Frish
Chief Corporate & Business Development Officer
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

Category: Financials

1 Battelle is a leading, independent, nonprofit organization that partners with government, and others, to deliver critical scientific services.
2 Opaganib is an investigational new drug, not available for commercial distribution.
3 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
4 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.Aemcolo.com.